UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The information under “Receipt of Nasdaq Deficiency Notice” and in exhibit 15.1 to this report on Form 6-K shall be deemed incorporated by reference into the registration statement on Form F-3 (SEC File No. 333-233852) of China Natural Resources, Inc. (including any prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Receipt of Nasdaq Deficiency Notice

On March 24, 2020, China Natural Resources, Inc. (the "Company") received written notice from the Listing Qualifications department of Nasdaq Regulation (the "Notice") of the Company’s noncompliance with Nasdaq Rule 5550(b)(2).  On March 30, 2020, the Company disseminated a press release pursuant to Nasdaq Rule 5810 relating to its receipt of the Notice. A copy of that press release is furnished as Exhibit 15.1 to this current report. The press release shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and, except as otherwise set forth herein, is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

15.1

Press Release dated March 30, 2020.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: March 30, 2020	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
15.1	Press Release dated March 30, 2020.